# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ondas Holdings Inc., CIK 0001646188
CUSIP: 68236H204
Title of class of securities: Common Stock par value $0.0001
Address of issuer's principal executive offices: 1 MARINA PARK DRIVE, UNIT 1410, BOSTON, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0001213900-23-071415
Filed by CIK 0001990211
Persons authorized to receive notices and communications: Joseph V. Popolo, Commonwealth Hall at Old Parkland, 3899 Maple Avenue, Suite 100, Dallas, Texas (TX), 75219, 2143951213; Richard Silfen, 30 South 17th Street, Philadelphia, Pennsylvania (PA), 19103, 2159791225; Duane Morris LLP, 30 South 17th Street, Philadelphia, Pennsylvania (PA), 19103, 2159791225

## Reporting persons
- Charles & Potomac Capital, LLC (CIK 0001990211): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,215,286; sole dispositive power 0; shared dispositive power 6,215,286; aggregate amount beneficially owned 6,215,286 (6.59% of the class)
  Comment: The share amounts set forth in Rows 8, 10 and 11 include (i) 3,183,244 shares of common stock of Ondas Holdings Inc. held directly by Charles & Potomac Capital, LLC, (ii) 2,864,542 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of a warrant that is exercisable at an exercise price of $0.89, on a one-to-one basis until July 21, 2028 (the "Warrant") and held directly by Stage 1 Growth Fund, LLC Series WAVE (the "SPV"), and (iii) 167,500 shares of common stock of Ondas Holdings Inc. issuable upon exercise of a warrant that is exercisable at an exercise price of $1.26, on a one-to-one basis until February 26, 2029 (the "February 2024 Warrant") and held directly by Charles & Potomac Capital, LLC.
  
  The percentage set forth in Row 13 is calculated using 91,325,029 shares of common stock of Ondas Holdings Inc. outstanding as of December 31, 2024, as reported on the Prospectus Supplement to the Prospectus dated February 15, 2024 filed pursuant to Rule 424(b)(5) filed by Ondas Holdings Inc. with the SEC on December 31, 2024, and added to that number, pursuant to Rule 13d-3 of the Act, 3,032,042 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of the Warrant and the February 2024 Warrant.
  
  The Reporting Person is a limited liability company.
- Joseph V. Popolo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 1,384,245; shared voting power 6,215,286; sole dispositive power 1,384,245; shared dispositive power 6,215,286; aggregate amount beneficially owned 7,599,531 (8.32% of the class)
  Comment: The share amounts set forth above in Rows 7 and 9 include 1,384,245 shares of common stock of Ondas Holdings Inc. held directly by Joseph V. Popolo.
  
  The share amount set forth in Rows 8, 10 and 11 include (i) 3,183,244 shares of common stock of Ondas Holdings Inc. held directly by Charles & Potomac Capital, LLC, (ii) 2,864,542 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of the Warrant, and (iii) 167,500 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of the February 2024 Warrant.
  
  The percentage set forth in Row 13 is calculated using 91,325,029 shares of common stock of Ondas Holdings Inc. outstanding as of December 31, 2024, as reported on the Prospectus Supplement to the Prospectus dated February 15, 2024 filed pursuant to Rule 424(b)(5) filed by Ondas Holdings Inc. with the SEC on December 31, 2024, and added to that number, pursuant to Rule 13d-3 of the Act, 3,032,042 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of the Warrant and the February 2024 Warrant.

## Item 1. Security and Issuer
Title of class of securities: Common Stock par value $0.0001
Name of issuer: Ondas Holdings Inc.
Comment:
EXPLANATORY NOTE

This Amendment No. 4 (this "Amendment") to the Schedule 13D originally filed by the Reporting Persons on August 29, 2023, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on November 24, 2023, Amendment No. 2 to Schedule 13D filed by the Reporting Persons on February 28, 2024 and Amendment No. 3 to Schedule 13D ("Amendment No. 3") filed by the Reporting Persons on June 4, 2024 (as so amended, the "Original Schedule 13D" and as amended by this Amendment, the "Schedule 13D") relates to the shares of common stock, par value $0.0001 per share (the "Shares"), of Ondas Holdings Inc., a Nevada corporation (the "Issuer"). Defined terms used in this Amendment and not otherwise defined herein have the meanings prescribed to such terms in the Original Schedule 13D. Any reference in the Original Schedule 13D to any item in the Original Schedule 13D shall be deemed to refer to such item as amended by this Amendment.

## Item 2. Identity and Background
Name of person filing: This item remains unchanged from the Original Schedule 13D.
Residence or business address: This item remains unchanged from the Original Schedule 13D.
Present principal occupation or employment: This item remains unchanged from the Original Schedule 13D.
Criminal convictions in the last five years: This item remains unchanged from the Original Schedule 13D.
Civil proceedings (securities laws) in the last five years: This item remains unchanged from the Original Schedule 13D.
Citizenship: This item remains unchanged from the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction: Not applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Amendment (including footnotes thereto) is incorporated herein by reference. The Related Party, as the Managing Member of C&P, is deemed to share voting and dispositive power over, and therefore is deemed to beneficially own, 6,215,286 Shares that are beneficially owned by C&P, which represent 6.59% of the Shares outstanding. The Reporting Persons' and the Related Party's beneficial ownership percentage is calculated using 91,325,029 Shares outstanding as of December 31, 2024, as reported on the Prospectus Supplement to the Prospectus dated February 15, 2024 filed pursuant to Rule 424(b)(5) filed by Ondas Holdings Inc. with the SEC on December 31, 2024, and added to that number, pursuant to Rule 13d-3 of the Act, 3,032,042 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of the Warrant and the February 2024 Warrant.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Amendment (including footnotes thereto) is incorporated herein by reference. The Related Party, as the Managing Member of C&P, is deemed to share voting and dispositive power over, and therefore is deemed to beneficially own, 6,215,286 Shares that are beneficially owned by C&P, which represent 6.59% of the Shares outstanding. The Reporting Persons' and the Related Party's beneficial ownership percentage is calculated using 91,325,029 Shares outstanding as of December 31, 2024, as reported on the Prospectus Supplement to the Prospectus dated February 15, 2024 filed pursuant to Rule 424(b)(5) filed by Ondas Holdings Inc. with the SEC on December 31, 2024, and added to that number, pursuant to Rule 13d-3 of the Act, 3,032,042 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of the Warrant and the February 2024 Warrant.
Transactions in the class effected during the past sixty days: Item 5(c) of the Original Schedule 13D is hereby amended and supplemented to add the information set forth in Item 6 of this Amendment, which is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: This item remains unchanged from the Original Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: This item remains unchanged from the Original Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented to add the following:

Pursuant to an Assignment dated December 31, 2024 by the SPV with respect to the Warrant (the "Warrant Assignment"), the SPV assigned a warrant to acquire 1,000,000 Shares at an exercise price of $0.89 (the "Assigned Warrant") to The Popolo Family Fund at the Catholic Foundation of Dallas. The assignment was a charitable gift for no consideration. As the result thereof, (i) the Reporting Persons, as indirect holders of the remaining 2,864,542 Shares issuable upon the exercise of the Warrant, are deemed to beneficially own such 2,864,542 Shares, and (ii) the Reporting Persons cease to be the beneficial owners of the other Shares issuable upon the exercise of the Assigned Warrant.

The Warrant Assignment is filed as Exhibit 13 to the Schedule 13D and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

1 Joint Filing Agreement (filed herewith).

2 Form of Warrant (incorporated by herein by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, filed by the Issuer with the SEC on August 16, 2023).

3 Preferred Stock Purchase Agreement, dated July 9, 2023, between Ondas Networks and the SPV (incorporated herein by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed by the Issuer with the SEC on July 10, 2023).

4 Amendment to Preferred Stock Purchase Agreement, dated July 21, 2023, between Ondas Networks and the SPV (incorporated herein by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed by the Issuer with the SEC on July 24, 2023).

5 Registration Rights Agreement, dated July 21, 2023, between the Issuer and the SPV (incorporated herein by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K, filed by the Issuer with the SEC on July 24, 2023).

6 Registration Rights Agreement, dated August 11, 2023, between the Issuer and the SPV (incorporated herein by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K, filed by the Issuer with the SEC on August 16, 2023).

7 Form of Securities Purchase Agreement, dated February 26, 2024, between the Issuer, C&P and other purchasers and, solely with respect to Section 4.9 thereof, OAH (incorporated herein by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed by the Issuer with the SEC on February 26, 2024).

8 Form of Preferred Stock Purchase Agreement, dated February 26, 2024, between Ondas Networks, C&P and other purchasers (incorporated herein by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K, filed by the Issuer with the SEC on February 26, 2024).

9 Form of Warrant (included as Exhibit B to Exhibit 8 of this Amendment).

10 Form of Registration Rights Agreement (included as Exhibit E to Exhibit 8 of this Amendment).

11 Assignment, dated May 31, 2024, by the SPV with respect to the Warrant (incorporated herein by reference to Exhibit 11 to Amendment No. 3, filed by the Reporting Persons with the SEC on June 4, 2024).

12 Assignment, dated May 31, 2024, by the SPV with respect to the Subsequent Warrant (incorporated herein by reference to Exhibit 12 to Amendment No. 3, filed by the Reporting Persons with the SEC on June 4, 2024).

13 Assignment, dated December 31, 2024, by the SPV with respect to the Assigned Warrant (filed herewith).

## Signatures
- Charles & Potomac Capital, LLC: /s/ Joseph V. Popolo, Joseph V. Popolo / Chief Executive Officer (01/03/2025)
- Joseph V. Popolo: /s/ Joseph V. Popolo, Joseph V. Popolo / Chief Executive Officer (01/03/2025)